SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-38866

Tufin Software Technologies Ltd.
(Translation of registrant’s name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Tufin Software Technologies Ltd. (the “Company”) today announced the results of the Company’s Special General Meeting of Shareholders (the “Meeting”), which was held at 6:00 p.m. (Israel time) on July 15, 2019, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on June 19, 2019.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-231985).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

Date: July 15, 2019	By:	/s/ Reuven Kitov
Name: Reuven Kitov
Title: CEO & Chairman of the Board of Directors

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